

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 12, 2007

Mr. Mathew Wong
Chief Financial Officer
Dejour Enterprises Ltd.
808 West Hastings Street, # 1100
Vancouver, BC CANADA V6C 2X4

> **Re:** **Dejour Enterprises Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 16, 2007**
> **File No. 1-33491**

Dear Mr. Wong:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant